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[MGI logo here]                                                       Exhibit 99

                                                            MGI PHARMA, INC.
                                                         Suite 300E, Opus Center
                                                             9900 Bren Road East
                                                       Minnetonka, MN 55343-9667

                                                        (Telephone) 612-935-7335
                                                        (Facsimile) 612-935-0468

Contact:  James V. Adam
          612/939-4653

               CHARLES N. BLITZER APPOINTED PRESIDENT AND CEO OF
                               MGI PHARMA, INC.

     MINNEAPOLIS, April 29, 1996 -- MGI PHARMA, INC. (Nasdaq: MOGN), a pharmaceutical company, today announced that it has named Mr. Charles N. Blitzer as President and Chief Executive Officer to replace Dr. Kenneth F. Tempero, who is retiring.

     "We are very pleased to have Chuck Blitzer join MGI PHARMA," said Mr.
Hugh Miller, board member, chairman of the executive search committee. "He brings to our team expertise in licensing and developing pharmaceutical products and technologies and a proven ability to implement strategic and innovative growth plans. Chuck has the leadership qualities needed to take MGI PHARMA beyond its clinical achievements and grow into a diversified specialty pharmaceutical company."

     Mr. Blitzer, 55 years old, was formerly president and chief executive officer of Maryland-based Oncologix, Inc., a pharmaceutical company singularly focused on cancer related products.

     Prior to serving as president and CEO of Oncologix, Mr. Blitzer, over a twenty year period, held a variety of management positions with Marion Merrell Dow,

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MGI PHARMA, INC.
April 29, 1996
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Inc., and Marion Laboratories, Inc.  While serving as corporate vice president for licensing and business development for Marion Merrell Dow, he was responsible for various licenses, joint ventures, acquisitions, divestitures and investments in developmental stage healthcare companies. Over his career, he was a driving force behind the development and implementation of Marion Laboratories and Marion Merrell Dow's licensing strategy and was responsible for negotiating numerous collaborative agreements with pharmaceutical and biotechnology companies.

     Mr. Blitzer received a B.S. degree in Pharmacy from the University of Toledo, Ohio. He also holds an M.B.A. degree from Rockhurst College, Kansas City, Missouri, and a J.D. degree from American University, Washington College of Law, Washington D.C.

     MGI PHARMA, INC., is a pharmaceutical company, headquartered in Minnetonka, Minnesota, that acquires, develops and markets innovative products that significantly improve the treatment of a variety of serious medical conditions. The Company currently markets Salagen(R) Tablets and Didronel(R) I.V. Infusion in the United States.

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